SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ___________________________________
                                SCHEDULE 13D
                               (RULE 13D-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.     )<1>

                      BIOSITE DIAGNOSTICS INCORPORATED
--------------------------------------------------------------------------------
                              (Name of issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
     ----------------------------------------------------------------------
                       (Title of class of securities)

                               09094510
     ----------------------------------------------------------------------
                               (CUSIP number)

                            KLAUS H. JANDER, ESQ.
                               ROGERS & WELLS
                               200 PARK AVENUE
                          NEW YORK, NEW YORK 10166
                               (212) 878-8001
     ----------------------------------------------------------------------
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                              FEBRUARY 10, 1997
     ----------------------------------------------------------------------
           (Date of event which requires filing of this statement)

               If  the  filing  person  has previously filed a statement on
     Schedule 13G to report the acquisition  which  is  the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.


               NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             (Page 1 of 7 Pages)






__________________________


     <1> The remainder  of  this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)



PAGE

                                             SCHEDULE 13D

                                                             PAGE 2 OF 7 PAGES


  1            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Merck KGaA
                   (Reporting person is a foreign corporation and does not have S.S. or I.R.S. identification number)

  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (A) <square>
                                                                                                     (B) <square>
  3            SEC USE ONLY

  4            SOURCE OF FUNDS*

                      OO
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(C) OR 2(E)   <square>

  6            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Federal Republic of Germany
                                                7           SOLE VOTING POWER

                                                                   1,187,667
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                                                8           SHARED VOTING POWER

                                                                   0
                                                9           SOLE DISPOSITIVE POWER

                                                                   1,187,667
                                               10           SHARED DISPOSITIVE POWER

                                                                   0
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                              <square>

                      1,187,667
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    <square>
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     APPROXIMATELY 10.5%
 14            TYPE OF REPORTING PERSON*

                      CO


                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


PAGE

ITEM 1.   SECURITY AND ISSUER
          -------------------

          This statement relates to the common stock, par value U.S.$0.01 (the "Common Stock") of Biosite Diagnostics Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 11030 Roselle Street, San Diego, California 92121. The Common Stock is quoted on the Nasdaq National Market under the symbol "BSTE."

          The Issuer offered up to 2,300,000 shares of Common Stock to the public in an initial public offering (the "IPO") commencing as soon as practicable after the Effective Date (as defined below). Prior to the IPO and in relation thereto, the Issuer filed Form S-1 (File No. 333-17657)
with the  Securities and  Exchange Commission on December 11, 1996   (the
"Registration Statement").    The  effective  date  of  the  Registration
Statement was February 10, 1997 (the "Effective Date"). Prior to the IPO, there was no public market for the Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          The reporting person that is filing this statement is Merck KGaA, a German corporation with general partners. E. Merck, a German partnership, holds approximately 75% of the stock of Merck KGaA, and the remaining stock is held by public investors. E. Merck is the person ultimately in control of Merck KGaA. The principal business purpose of Merck KGaA is the manufacture and/or distribution of pharmaceuticals, chemicals and laboratory products. The principal business purpose of
E. Merck is to act as a holding company, holding approximately 75% of the stock of Merck KGaA. The address of each of Merck KGaA and E. Merck is Frankfurter Strasse 250, D-64293 Darmstadt, Federal Republic of Germany.

          The Issuer has entered into several strategic arrangements with major pharmaceutical and diagnostic companies, including Merck KGaA. In June 1994, the Issuer entered into two agreements with Merck KGaA, a collaborative development agreement and a supply and distribution agreement, in connection with the Issuer's development of TRIAGE<reg-trade-mark> Cardiac, a product designed for the detection of acute myocardial infarction. (Merck KGaA has informed the Issuer, however, that Merck KGaA is considering assigning its rights concerning the marketing of TRIAGE<reg-trade-mark> Cardiac either to a third party or back to the Issuer.) In addition, the Issuer uses Merck KGaA as the exclusive distributor in certain specified countries in Europe, Latin America, the Middle East and Africa of the Issuer's TRIAGE<reg-trade-mark> Panel for Drugs of Abuse, a small self-contained test capable of detecting a broad spectrum of commonly overdosed prescription and illicit drugs.

          The name, business address, present principal occupation or employment and citizenship of the executive officers and directors of Merck KGaA and E. Merck are set forth in Exhibits A and B, respectively.

          During the last five years, Merck KGaA, E. Merck and each person listed in Exhibits A and B: (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of

                                PAGE 3 OF 7 PAGES
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which  it was or is subject to a judgment, decree or final order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          Immediately prior to the IPO, Merck KGaA was the beneficial owner of 1,041,667 shares of Common Stock, representing approximately 8.8% of the then issued and outstanding shares of Common Stock. Merck KGaA obtained these shares of Common Stock as the result of the automatic conversion of its Series E Preferred Stock into Common Stock in the IPO, pursuant to the Stock Purchase Agreement, dated as of November 25, 1992, between the Issuer and Merck KGaA. Other than the conversion of its Series E Preferred Stock into Common Stock, Merck KGaA did not pay any other consideration to acquire such 1,041,661 shares of Common Stock.

          In the course of the IPO, Merck KGaA acquired an additional 146,000 shares of Common Stock at a price of $12.00 per share directly from the Issuer in order to maintain an approximate 10.5% ownership position in the Issuer. The source of funds for this purpose was internal working capital.

          As of the closing of the IPO and as of the date hereof, Merck KGaA was the beneficial owner of 1,187,667 shares of Common Stock, representing approximately 10.5% of the issued and outstanding shares of Common Stock.


ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Immediately prior to the IPO, Merck KGaA held 1,041,667 shares of Common Stock, and in the course of the IPO, Merck KGaA acquired an additional 146,000 shares of Common Stock, representing an aggregate of approximately 10.5% ownership of the Common Stock. It is the present intention of Merck KGaA to acquire additional shares of Common Stock, if necessary, perhaps on the open market, in order to maintain an ownership position of approximately 10.5%. There can be no assurances, however, that Merck KGaA will acquire such additional shares of Common Stock. Merck KGaA intends to hold such shares of Common Stock for investment and has no plans or proposals relating to the acquisition of additional securities  of  the  Issuer  or  with  respect to material changes in the
Issuer's   business  or  corporate  structure,  including  those  matters enumerated  in  paragraphs  (a)  through  (j)  of Item 4 to Schedule 13D.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------
          As of the date of this filing, Merck KGaA owns 1,187,667 shares of Common Stock, representing approximately 10.5% of the total issued and outstanding shares of Common Stock.

                                PAGE 4 OF 7 PAGES
PAGE
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          Merck KGaA has the sole power to vote  or  direct  the  vote  and disposition of such Common Stock.

          Other than the purchases described in Item 4 above, no transactions in the Common Stock have been effected by Merck KGaA directly or indirectly during the past 60 days.

          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.


ITEM 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER
          -----------------------------------------------------

          After the IPO, the holders of 6,870,513 shares of Common Stock issued upon the conversion of certain series of the Issuer's Preferred Stock (the "Registrable Shares") or their permitted transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). If the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, holders of such Registrable Securities are entitled to notice of such registration and are entitled to include their Registrable Shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. Additionally, holders of the 1,458,334 shares of Common Stock issued upon conversion of the Issuer's Series E Preferred Stock are entitled to similar "piggy back" rights, on no more than two occasions, commencing two years after the Effective Date of the Registration Statement. In addition, commencing 180 days after the Effective Date, holders of at least 30% of the Registrable Shares may require the Issuer to prepare and file a registration statement under the Securities Act, at the Issuer's expense, covering at least 30% of the shares entitled to registration rights and with an offering price (net of underwriting discounts and commissions) of more than $7,500,000, and the Issuer is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Issuer is not obligated to effect more than two of these stockholder-initiated registrations. Further, holders of Registrable Shares may require the Company to file additional registration statements with the Securities and Exchange Commission on Form S-3, subject to certain conditions and limitations.

          Merck KGaA is the beneficial owner of certain such Registrable Securities, including 1,041,667 shares of Common Stock acquired by Merck KGaA as the result of the automatic conversion of its Series E Preferred Stock into Common Stock in the IPO, pursuant to the Stock Purchase Agreement, dated as of November 25, 1992, between the Issuer and Merck KGaA concerning Series E Preferred Stock.

                                PAGE 5 OF 7 PAGES

PAGE

ITEM 7    MATERIALS TO BE FILED AS EXHIBITS
          ---------------------------------

Exhibit A: Executive Officers and Directors of Merck KGaA.
Exhibit B: Executive Officers and Directors of E. Merck.
Exhibit C: Stock Purchase Agreement, dated November 25, 1992, between the
           Issuer  and  Merck KGaA  (incorporated by reference to Exhibit
	   10.18  to  the Issuer's  Registration  Statement  on  Form S-1
	   (File No. 333-1757)).


                                PAGE 6 OF 7 PAGES

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
                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:  February 14, 1997




                              MERCK KGaA

                              By: \s\ Klaus-Peter Brandis
			      ---------------------------
                              Name:  Klaus-Peter Brandis
                              Title: Director

                              By: \s\ Wilfried Neumann
			      ---------------------------
                              Name:  Wilfried Neumann
                              Title: Senior Manager

PAGE

                             EXHIBIT A
          EXECUTIVE OFFICERS AND DIRECTORS OF MERCK KGAA

EXECUTIVE BOARD (GESCHAFTSLEITUNG)
-------------------------------------

Name:        Klaus Gruber
Address:     Rosengartenstrasse 26
             64665 Alsbach-Hahnlein
             Federal Republic of Germany
Occupation:  Merchant
Citizenship: Germany

Name:        Wolfgang Honn
Address:     Am Dahrsberg 9
             64342 Seeheim-Jugenheim
             Federal Republic of Germany
Occupation:  Merchant
Citizenship: Germany

Name:        Prof. Dr. Hans-Joachim Langmann
Address:     Merckstrasse 40
             64342 Seeheim-Jugenheim
             Federal Republic of Germany
Occupation:  Physicist
Citizenship: Germany

Name:        Edward H. Roberts
Address:     Margeritenstrasse 11
             63322 Rodermark
             Federal Republic of Germany
Occupation:  Pharmacist
Citizenship: United Kingdom

Name:        Dr. Michael Romer
Address:     Niederwiesenring 129a
             63110 Rodgau
             Federal Republic of Germany
Occupation:  Chemist
Citizenship: Germany

Name:        Dr. Thomas Schreckenbach
Address:     Prinzenbergweg 1
             63467 Muhltal
             Federal Republic of Germany
Occupation:  Chemist
Citizenship: Germany

Name:        Dr. Harald J. Schroder
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Merchant
Citizenship: Germany


SUPERVISORY BOARD (AUFSICHTSRAT)
--------------------------------
Name:        Jon Baumhauer
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Psychologist
Citizenship: Germany

Name:        Prof. Dr. Christoph Clemm
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Medical specialist
Citizenship: Germany

Name:        Dr. Heinrich Hornef
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Retired
Citizenship: Germany

Name:        Dr. Arend Oetker
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Managing partner, Dr. Arend Oetker Holding GmbH & Co., Cologne
Citizenship: Germany

Name:        Dr. Gerhard Ziener
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Chairman, Supervisory Board of Rohm Chemische Werke, Darmstadt
Citizenship: Germany

Name:        Peter Zuhlsdorff
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Businessman, Darmstadt
Citizenship: Germany

Name:        Flavio Battisti
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Chairman, works counsel of Merck KGaA
Citizenship: Germany

Name:        Manfred Bendel
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Chairman, central works counsel of Merck KGaA
Citizenship: Germany

Name:        Klaus Brauer
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Head of education department, IG Chemie Papier Keramik
Citizenship: Germany

Name:        Brigitte Niems
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Vice chairman, works counsel of Merck KGaA
Citizenship: Germany

Name:        Dr. Michael Kasper
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Chairman, senior management counsel of Merck KGaA
Citizenship: Germany

Name:        Hans Schonhals
Address:     Merck KGaA
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Businessman, Darmstadt
Citizenship: Germany

PAGE

                             EXHIBIT B
           EXECUTIVE OFFICERS AND DIRECTORS OF E. MERCK


Name:        Prof. Dr. Hans-Joachim Langmann
Address:     Merckstrasse 40
             64342 Seeheim-Jugenheim
             Federal Republic of Germany
Occupation:  Physicist
Citizenship: Germany

Name:        Klaus Gruber
Address:     Rosengartenstrasse 26
             64665 Alsbach-Hahnlein
             Federal Republic of Germany
Occupation:  Merchant
Citizenship: Germany

Name:        Wolfgang Honn
Address:     Am Dahrsberg 9
             64342 Seeheim-Jugenheim
             Federal Republic of Germany
Occupation:  Merchant
Citizenship: Germany

Name:        Edward H. Roberts
Address:     Margeritenstrasse 11
             63322 Rodermark
             Federal Republic of Germany
Occupation:  Pharmacist
Citizenship: United Kingdom

Name:        Dr. Michael Romer
Address:     Niederwiesenring 129a
             63110 Rodgau
             Federal Republic of Germany
Occupation:  Chemist
Citizenship: Germany

Name:        Dr. Thomas Schreckenbach
Address:     Prinzenbergweg 1
             63467 Muhltal
             Federal Republic of Germany
Occupation:  Chemist
Citizenship: Germany

PAGE

Name:        Dr. Harald J. Schroder
Address:     E. Merck
             Frankfurter Strasse 250
             6100 Darmstadt
             Federal Republic of Germany
Occupation   Merchant
Citizenship: Germany